                                                            EXHIBIT 12.1

                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)


                                                          Years Ended December 31,
                                    ----------------------------------------------------------------------------



                                    ----------------------------------------------------------------------------
                                          1998             1997             1996             1995           1994
                                    ----------       ----------       ----------        ---------       --------
Earnings:
    Pretax income from
     continuing operations          $    2,925       $    2,750        $    2,664       $   2,183       $  1,891
    Interest expense                     2,224            2,122             2,160           2,343          1,925
    Other adjustments                      124              127               139              95            103
                                    ----------       ----------        ----------       ---------       --------
Total earnings (a)                  $    5,273       $    4,999        $    4,963       $   4,621       $  3,919
                                    ----------       ----------        ----------       ---------       --------

Fixed charges:
    Interest expense                $    2,224       $    2,122        $    2,160       $   2,343       $  1,925
    Other adjustments                      129              129               130             135            142
                                    ----------       ----------        ----------       ---------       --------
Total fixed charges (b)             $    2,353       $    2,251        $    2,290       $   2,478       $  2,067
                                    ----------       ----------        ----------       ---------       --------

Ratio of earnings to
    fixed charges (a/b)                   2.24             2.22              2.17            1.86           1.90


     Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

     For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

     For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

     On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation. In the fourth quarter of 1995, the Company's ownership in First Data Corporation ("FDC") was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.

                                                           EXHIBIT 12.2

                            AMERICAN EXPRESS COMPANY
        COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                            PREFERRED SHARE DIVIDENDS
                              (Dollars in millions)

                                                               Years Ended December 31,
                                     -----------------------------------------------------------------------------

                                     -----------------------------------------------------------------------------
                                         1998              1997               1996              1995          1994
                                     --------         ---------         ----------         ---------      --------
Earnings:
    Pretax income from
     continuing operations           $  2,925         $   2,750         $    2,664         $   2,183      $  1,891
    Interest expense                    2,224             2,122              2,160             2,343         1,925
    Other adjustments                     124               127                139                95           103
                                     --------         ---------         ----------         ---------      --------
Total earnings (a)                   $  5,273         $   4,999         $    4,963         $   4,621      $  3,919
                                     --------         ---------         ----------         ---------      --------
Fixed charges and
    preferred share dividends:
    Interest expense                 $  2,224         $   2,122         $    2,160         $   2,343      $  1,925
    Dividends on preferred
      shares                                -                 -                  8                24            50
    Other adjustments                $    129               129                130               135           142
                                     ---------        ---------         ----------         ---------       -------
Total fixed charges and
    preferred share
    dividends  (b)                   $  2,353          $  2,251          $   2,298         $   2,502      $  2,117
                                     ---------         ---------         ---------         ---------      --------
Ratio of earnings to
    fixed charges and
    preferred share
    dividends (a/b)                      2.24              2.22               2.16              1.85          1.85


     Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the "Company") and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

     For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

     For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.

     On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation. In the fourth quarter of 1995, the Company's ownership in First Data Corporation ("FDC") was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.